GamePlan Inc.
                               3701 Fairview Road
                                 Reno, NV. 89511

Office: (775) 853-3980                                       Fax: (775) 853-3981
                             bob@GamePlan.reno.nv.us

My fellow shareholders:                                          August 21, 2000

         This letter is a status report of where GamePlan Inc. "The/Your Company" has been, what The Company is now doing and where Your Company is going.

The original purpose of The Company

         GamePlan Inc. was originally incorporated in Utah on August 26, 1981 under the name Sunbeam Solar, Inc. On April 27, 1984, common stock was sold publicly. During the latter part of 1991, I purchased ninety percent (90%) of its stock and completed a reverse 5-1 stock exchange. On December 23, 1991, The Company merged with GamePlan, Inc., a Nevada public non-reporting corporation trading on the bulletin board as "GPLA", QUSIP # 36465c105.

         The business purpose of The Company was to secure gaming management contracts with American Indian Tribes that had gaming compacts with their States together with selling and leasing Bally slot machines pursuant to an exclusive slot machine brokerage agreement.

         Your company quickly learned that management contracts were not politically acceptable to most tribes without the corresponding ability to loan, or donate, huge sums of money to construct large casino complexes. Also, a report by the Inspector General of the United States was extremely critical of any slot acquisition program that involved a leasing component. Your Company then shifted its focus to consulting contracts and selling slot machines while also exploring selected non-Indian land-based casino operations.

         In August 1993 The Company's first consulting Agreement was signed with a Tribe in Wisconsin and approved by the Bureau of Indian Affairs and the State after an extensive investigation.

         The consulting experience lead to our belief that an expanded tribal consulting business throughout the United States required a tribal partner providing an "Indian Nation to Indian Nation" relationship. To that end, The Company entered into a joint venture agreement with the Wisconsin client.

         Quickly, the joint venture resulted in two consulting contracts with Indian Tribes in Arizona. We thought at the time we were holding the key to Fort Knox. Then in short order one tribe withdrew before regulatory approvals and the gaming license application for the joint venture was denied because our tribal partner refused to complete their licensing forms.

         Because of the denial, the joint venture agreement was summarily terminated and GamePlan Inc. was granted a gaming-related license in Arizona. Following licensing, GamePlan Inc. unilaterally withdrew its license and ceased further efforts to secure new consulting contracts. In August 1995, and after a tribal election in which our contract became a major political issue, the Wisconsin tribe terminated our consulting agreement.

         With full knowledge that Indian gaming would soon come to California, which is the Super Bowl of all tribal gaming consulting opportunities since there are more tribes there than the collective total of all remaining tribes in the United States, The Company, after four years of total frustration and $1 million dollars in losses, abandoned its business purpose.

A new direction

         After a few aimless months in "retirement" my entrepreneurial blood started flowing again but I was determined to "stay with the basics" of a lifetime of experience including 37 years of practicing law and 30 years in business.

         I began by writing a business plan with the specific mission of providing monthly newsletters of law office management tips and financial support services to clients of subscribing attorneys. While in its early stages, my good friend and great lawyer Gary Silverman suggested that I try mediation because of my extensive legal and business background. My first case was a bitterly contested divorce that settled in a few hours. The parties were delighted and I was elated.

         I then had the good fortune of attending Harvard's mediation program. When I returned, the Nevada Supreme Court was about to launch a mandatory appellate settlement conference program. I, along with other settlement judges, participated in refining the final rule, which was implemented in February of 1997.

         In April of that year, I conducted my first settlement conference that was resolved in a few hours. Since then I have conducted hundreds of public and private mediations in which more than 80% settled and have also been an arbiter and court appointed master.

         For the last several years, I observed first hand how my beloved profession had dramatically changed from the collegiality of the 60's and 70's to hardball street fighting with too many lawyers, a lack of civility, sharp, unethical practices, the kinds of matters litigated and hopelessly clogged court calendars. But most disturbing were attorney's fees and costs. In all but a tiny number of my Supreme Court settlement conferences, fees and costs exceeded the entire amount of the controversy!

         The business plan gradually expanded from its initial limited purpose as a wide array of business opportunities were continually revealed during the settlement conferences. I would write of the many opportunities and settlement techniques and then test the concepts in a real world clinical setting. Most of the time they worked. If they didn't, I reverse engineered techniques, redefined and kept redefining concepts until they worked in real world clinical settings.

         A single multi-faceted business plan was completed in June 1999. Following a critical reading by several trusted advisors, we concluded that the writing addressed both public interest and private business opportunities generated from the public interest analysis. The public portion consisted of a candid discussion of the current legal environment and advocated specific educational, court and practice reforms.

         We all felt that consumers of legal services have the right to know what is really going on in a profession so vital to our way of life but so despised as well. We also felt that consumers, with this vital knowledge, would then be able to actively participate in supporting action plan solutions.

         The original business plan was then divided into three parts. The two books were written with the firm conviction that our legal system, while the best in the world, needs to redefine itself by merging the best of the past and present to prepare for the new legal order of the future.

         The first book is called "Jurisdocracy" and focuses on the many serious problems facing clients, lawyers and insurance companies and offers three solutions. Book II, called "Netocracysm", broadens the scope considerably and offers many educational, special interest, twenty three legislative and thirteen practice reforms, all calculated to bring selected disputes to early resolution with "win-win" solutions. The books will be published in either a lithographic or digital format or both.

         The third is a multi-faceted business plan. Please refer to Item 2 titled "Management's Discussion and Analysis of Plan of Operations." You may retrieve the entire report by following these steps:

#1 Access the Internet, insert the domain address www.freeedgar.com and hit
   enter.                                         -----------------
#2 Enter "GamePlan" in the "company name" box and hit search.
          --------
#3 Left double click on "view filings."
                         ------------
#4 Left double click on 10-QSB.
                        -------
#5 Left double click on "USE NO FRAMES."
                         -------------
#6 Left double click on Body: (Entire Filing)
                        ---------------------
#7 Hit print

         Your Company owes a debt of gratitude to many. I would be remiss, however, in not mentioning the assistance of the greatest business newspaper in the world. Throughout the last four years, The Wall Street Journal provided a steady beacon. Although I frequently disagreed, their articles kept me focused on our core culture and business in an era when business paradigms changed more than at another time in the history of America.

         They said it best:
                                 For centuries,
                         people have journeyed thousands
                          of miles in search of insight
                         (Pity they didn't think to have
                                 it delivered.)

         Is this the next new big thing? Only time will tell. But if I'm 99% wrong-- and I don't think I am--Your Company will still be huge if we overcome the age-old conundrum of great ideas that may be so large that funding is impossible but without funding the true potential of great ideas cannot be realized.

 Corporate Information:

         Transfer agent

         NEVADA AGENCY AND TRUST COMPANY
         50 West Liberty St. Ste: 880 Reno, NV. 89501 1-775-322-0626
         [fax] 1-775-322-5623  e-mail natco@intercomm.com
                                      -------------------

         Market Maker

         ALPINE SECURITIES Attn: Steve Hunsaker

         440East  400   South   Salt   Lake   City,   UT  84111   1-800-274-5588
         1-801-355-5588 [fax] 1-801 595-0430

            Investor Relations

         Robert G. Berry, President

         3701 Fairview Road Reno, NV. 89511 1-775-853-3980 [fax] 1-775-853-3981
         bob@GamePlan.reno.nv.us

E-mail is the best way to communicate. If possible, I will make every effort to return calls.

Thank you for your patience.


Robert G. Berry, President